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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CSK AUTO CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

125965103

(Cusip Number)

E. Michael Greaney, Esq., Gibson, Dunn & Crutcher LLP,
200 Park Avenue,
NY, NY 10166, (212) 351-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125965103			Page 2 of 11

1.	Name of Reporting Person: Investcorp, S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N.A.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 3,786,275

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 3,786,275

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,786,275

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.3%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 125965103			Page 3 of 11

1.	Name of Reporting Person: SIPCO Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N.A.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands, B. W. I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 3,786,275

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 3,786,275

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,786,275

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.3%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 125965103			Page 4 of 11

1.	Name of Reporting Person: Investcorp CSK Holdings L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N.A.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands, B. W. I.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 3,012,607

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 3,012,607

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,012,607

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.6%

14.	Type of Reporting Person (See Instructions): PN

CUSIP NO. 125965103	SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

     This Amendment No. 1 to the Statement on Schedule 13-D amends the statement originally filed on March 20, 2002 by Investcorp, S.A. (“Investcorp”), SIPCO Limited (“SIPCO”), and Investcorp CSK Holdings L.P. (“CSK Holdings”) and relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of CSK Auto Corporation (the “Company”, “CSK” or the “Issuer”). The principal executive offices of the Issuer are located at Suite 400, 645 E. Missouri Avenue, Phoenix, Arizona 85012.

ITEM 2. IDENTITY AND BACKGROUND

     Item 2 is hereby deleted in its entirety and replaced with the following.

     For information with respect to the identity and background of each director and executive officer of Investcorp, S.A. (“Investcorp”), SIPCO Limited (“SIPCO”) and Investcorp CSK Holdings L.P. (“CSK Holdings”), see Exhibit A attached hereto.

(a)  Name of Person Filing:

(i)	Investcorp S.A.

(ii)	SIPCO Limited

(iii)	Investcorp CSK Holdings L.P.

(b)  Place of Organization

(i)	Luxembourg

(ii)	Cayman Islands, B.W.I.

(iii)	Cayman Islands, B.W.I.

(c)  Principal Business

(i)	Investcorp S.A., through its subsidiaries, acts as a principal and intermediary in international investment transactions.

(ii)	SIPCO is a passive holding company that has no operations and no employees.

(iii)	The sole business of Investcorp CSK Holdings L.P. is to hold shares of Common Stock issued by CSK Auto Corporation.

(d)  Address of Principal Business and Principal Office

(i)	Investcorp S.A., 6 rue Adolphe Fischer, Luxembourg, N4 00000

(ii)	SIPCO Limited, West Wind Building, P.O. Box 1111, Harbour Drive, Grand Cayman, Cayman Islands, B.W.I.

CUSIP NO. 125965103	SCHEDULE 13D

(iii)	Investcorp CSK Holdings L.P., West Wind Building, P.O. Box 1111, Harbour Drive, Grand Cayman, Cayman Islands B.W.I.

(e) Legal Proceedings

     During the last five years, none of the Reporting Persons, nor, to their best knowledge, any person identified on Exhibit A, has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

N.A. This amendment relates to sales of shares by the Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following paragraph to the end of Item 4.

     On September 9, 2003, entities whose shares Investcorp S.A. may be deemed to beneficially own entered into a Purchase Agreement to sell an aggregate of 1,659,020 shares of the Company’s Common Stock to Credit Suisse First Boston LLC (the “Underwriter”). The Underwriter purchased the shares at $15.85 per share. A Prospectus Supplement relating to the sale of the Common Stock was filed with the Securities and Exchange Commission on September 9, 2003.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

Item 5 is hereby deleted in its entirety and replaced with the following.

     (a)  (i) See Cover Page for Investcorp, Items 11 and 13. Investcorp does not directly own any shares of Common Stock. The number of shares of Common Stock shown as beneficially owned by Investcorp includes (following the sales reported in this Amendment) (i) shares beneficially owned by Investcorp Investment Equity Limited, a Cayman Islands corporation and a wholly-owned subsidiary of Investcorp; (ii) shares beneficially owned by Investcorp CSK Holdings L.P., a Cayman Islands limited partnership in which an indirect subsidiary of Investcorp both owns a majority economic ownership interest and is the sole general partner; and (iii) shares owned by Equity CSKA Limited, Equity CSKB Limited, Equity CSKC Limited, South Bay Limited, Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited, Zinnia Limited (collectively, “the Managed Entities”), J.P. Morgan (Suisse) S.A., or the beneficial owners of these entities. Each of the Managed Entities is a Cayman Islands corporation. Investcorp does not own any stock or have any ownership interest in the foregoing entities, but may be deemed to share beneficial ownership of the shares of voting stock held by these entities because the entities or their stockholders or principals have entered into revocable management services or similar agreements (the “Management Agreements”) with an affiliate of Investcorp pursuant to which each of such entities or their stockholders or principals has granted such affiliate the authority to direct the voting and disposition of the

CUSIP NO. 125965103	SCHEDULE 13D

Common Stock owned by such entity for so long as such agreement is in effect. The number of shares of Common Stock shown as beneficially owned by Investcorp, S.A. also includes 155,700 shares of outstanding Common Stock that Investcorp CSK Holdings L.P. has the right, pursuant to an option that is exercisable within 60 days of the date of this report, to acquire from other stockholders of the Company.

     The aggregate percentage of shares of Common Stock reported in Item 13 of the Cover Page is based upon the 45,481,625 shares of Common Stock outstanding as of September 8, 2003, as reported by CSK in its Prospectus Supplement filed pursuant to Rule 424(b)(5) on September 9, 2003.

     (ii)  See Cover Page for SIPCO, Items 11 and 13. SIPCO does not directly own any shares of Common Stock. SIPCO may be deemed to control Investcorp through its ownership of a majority of the stock of a company that indirectly owns a majority of Investcorp.

     The aggregate percentage of shares of Common Stock reported in Item 13 of the Cover Page is based upon the 45,481,625 shares of Common Stock outstanding as of September 8, 2003, as reported by CSK in its Prospectus Supplement filed pursuant to Rule 424(b)(5) on September 9, 2003.

     (iii)  See Cover Page for CSK Holdings, Items 11 and 13. CSK Holdings beneficially owns 3,012,607 shares of Common Stock, which number includes 199,049 shares of outstanding Common Stock that CSK Holdings has the right, pursuant to an option that is exercisable within 60 days of the date of this report, to acquire from other stockholders of the Company.

     The aggregate percentage of shares of Common Stock reported in Item 13 of the Cover Page is based upon the 45,481,625 shares of Common Stock outstanding as of September 8, 2003, as reported by CSK in its Prospectus Supplement filed pursuant to Rule 424(b)(5) on September 9, 2003.

     To the best knowledge of the Reporting Persons, none of the persons identified on Exhibit A, directly or indirectly, has the sole or shared power to direct the voting or disposition of any shares of Common Stock of CSK.

     (b)  (i) See Cover Page for Investcorp, Items 7 through 10. Investcorp indirectly has voting and investment control over all of the shares beneficially owned by Investcorp Investment Equity Limited, a Cayman Islands corporation and a wholly-owned subsidiary of Investcorp and by Investcorp CSK Holdings L.P., a Cayman Islands Limited Partnership in which Investcorp both owns a majority economic ownership interest and is the sole general partner. Investcorp owns no stock in the Managed Entities, J.P. Morgan (Suisse) S.A., or the beneficial owners of these entities. Investcorp may be deemed to share beneficial ownership of the shares of voting stock held by these entities because the entities or their stockholders or principals have entered into the Management Agreements described in (a)(i), above.

     Exhibit B sets forth the name, place of organization, principal business, address of principal business and address of principal office for each of the Managed Entities with which Investcorp may be deemed to share voting or dispositive power with respect to the Common Stock. To the best knowledge of the Reporting Persons, during the last five years none of these Managed Entities has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Managed Entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 125965103	SCHEDULE 13D

     (ii)  See Cover Page for SIPCO, Items 7 through 10. SIPCO does not directly own any shares of Common Stock. The shares of Common Stock listed as beneficially owned by SIPCO are the shares of Common Stock that Investcorp may be deemed to beneficially own. SIPCO, which is a passive holding company entity without operations or employees, may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp’s outstanding stock.

     (iii)  See Cover Page for CSK Holdings, Items 7 through 10.

     (c)  On September 9, 2003, entities whose shares Investcorp S.A. may be deemed to beneficially own entered into a Purchase Agreement to sell an aggregate of 1,659,020 shares of the Company’s Common Stock to Credit Suisse First Boston LLC (the “Underwriter”). 1,285,674 of these shares were beneficially owned by Investcorp CSK Holdings L.P. 1,352 shares were beneficially owned by Investcorp Investment Equity Limited, a wholly-owned indirect subsidiary of Investcorp, S.A. 371,994 shares were beneficially owned by entities in which Investcorp, S.A. does not own any stock or have any ownership interest, but may be deemed to share beneficial ownership because of the Management Agreements described in (a)(i), above. All of the shares sold pursuant to the Purchase Agreement may be deemed to be beneficially owned by SIPCO Limited, through its ownership of a majority of the stock of a company that indirectly owns a majority of Investcorp, S.A. The Underwriter purchased the shares at $15.85 per share. A Prospectus Supplement relating to the sale of the Common Stock was filed with the Securities and Exchange Commission on September 9, 2003.

     (d)  Other than Investcorp and SIPCO, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Item 6 is amended by adding the following paragraph to the end of Item 6:

     On September 9, 2003, entities whose shares Investcorp S.A. may be deemed to beneficially own entered into a Purchase Agreement to sell an aggregate of 1,659,020 shares of the Company’s Common Stock to Credit Suisse First Boston LLC (the “Underwriter”). The Underwriter purchased the shares at $15.85 per share. A Prospectus Supplement relating to the sale of the Common Stock was filed with the Securities and Exchange Commission on September 9, 2003.

     In connection with the Purchase Agreement, all of the selling stockholders, including Investcorp CSK Holdings, L.P. and other entities whose shares Investcorp S.A. may be deemed to beneficially own, agreed to a thirty day lock-up period from September 8, 2003. Each lock-up agreement is identical, and a form of the lock-up agreement is included as Exhibit E.

CUSIP NO. 125965103	SCHEDULE 13D

ITEM 7. EXHIBITS

EXHIBIT A	Identity and Background of Directors and Executive Officers of Reporting Persons and Item 2(d) Information

EXHIBIT B	Information with respect to the Managed Entities

EXHIBIT C	Joint Filing Agreement

EXHIBIT D	Purchase Agreement, dated September 8, 2003, among CSK Auto Corporation, Credit Suisse First Boston LLC and certain selling stockholders named therein.

EXHIBIT E	Form of Lock-Up For Selling Stockholders

CUSIP NO. 125965103	SCHEDULE 13D

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2003

INVESTCORP, S.A.

/s/ Salman A. Abbasi

Name: Salman A. Abbasi Title: Authorized Representative

SIPCO LIMITED

/s/ CIP Limited

Name: CIP Limited Title: Alternate Director

INVESTCORP CSK HOLDINGS L.P.

/s/ Gila Limited

Name: Gila Limited Title: General Partner

CUSIP NO. 125965103

SCHEDULE 13D

EXHIBIT INDEX

EXHIBIT A	Identity and Background of Directors and Executive Officers of Reporting Persons and Item 2(d) Information

EXHIBIT B	Information with respect to the Managed Entities

EXHIBIT C	Joint Filing Agreement

EXHIBIT D	Purchase Agreement, dated September 8, 2003, among CSK Auto Corporation, Credit Suisse First Boston LLC and certain selling stockholders named therein.

EXHIBIT E	Form of Lock-Up For Selling Stockholders